Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	RANDGOLD RESOURCES LIMITED
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	☑
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	27 June 2011
6. Date on which issuer notified:	29 June 2011
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 14%
8. Notified details:
A: Voting rights attached to shares viii, ix

Situation previous to
the triggering
Class/type of	transaction		Resulting situation after the triggering transaction
shares		Number of	Number of	Number of voting
if possible using	Number of	Voting	shares	rights		% of voting rights[x]
the ISIN CODE	Shares	Rights	Direct	Directxi	Indirectxii	Direct	Indirect
GB00B01C3S32	11,835,333	11,835,333	N/A	N/A	12,758,938	N/A	14.01%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction

Number of voting
rights that may be
acquired if the
Type of financial	Expiration	Exercise /	instrument is
instrument	datexiii	Conversion Periodxiv	exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi Resulting situation after the triggering transaction

Type of			Exercise /	Number of voting	% of voting rights
financial	Exercise	Expiration	Conversion	rights instrument	xix, xx
instrument	price	datexvii	periodxviii	refers to	Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
12,758,938	14.01%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited — 12,758,938 (14.01%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:	BlackRock International Threshold Reporting Team
14. Contact name:	Andrew Manchester
15. Contact telephone number:	020 7743 5773
Note: Annex should only be submitted to the FSA not the issuer
Annex: Notification of major interests in sharesxxii
A: Identity of the persons or legal entity subject to the notification obligation
Full name
(including legal form of legal entities)	BlackRock Inc
Contact address
(registered office for legal entities)	33 King William Street, London EC4R 9AS
Phone number & email	020 7743 5773; andrew.manchester@blackrock.com
Other useful information
(at least legal representative for legal persons)	Andrew Manchester
B: Identity of the notifier, if applicable
Full name	D J Haddon
Contact address	3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information